FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

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COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 17 DECEMBER 2015

1.         DATE, TIME AND PLACE: On 17 December 2015, at 11:30 am, at the head offices of Companhia Brasileira de Distribuição (“Company” or “Issuer”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City of São Paulo, State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary: Mrs. Ana Paula Tarossi Silva.

3.        CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana and Yves Desjacques, in person, and Messrs. Arnaud Strasser and Roberto Oliveira de Lima, by video conference. Thus, Mrs. Jean-Charles Henri Naouri was represented by a Power of Attorney by Mr. Sr. Arnaud Strasser.

4.         AGENDA: To resolve on (i) the 1st (first) issuance of promissory notes of the Issuer ("Promissory Notes" and "Issuance", respectively), in accordance with the Securities and Exchange Commission ("CVM") Instruction No. 566, of July 31, 2015 ("CVM Instruction 566/15"), for public distribution with restricted distribution efforts under CVM Instruction No. 476, of January 16, 2009, as amended, authorized by subsection I, §1°, of Article 1, this standard ("CVM Instruction 476/09" and "Offer", respectively), with the following criteria; and (ii) the delegation of powers to the Board of the Issuer to this practice all acts and take all necessary measures to formalize the issuance of the decision object above.

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5.         RESOLUTIONS: As the meeting was commenced, the Board of Directors’ members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1.      Hold the first (1st) public issuance of promissory notes of the Issuer, for public distribution with restricted distribution efforts, pursuant to CVM Instruction 476/09, with the following characteristics: (i) the total amount and number of Notes series Commercial: 10 (ten) Promissory Notes, which will be issued in a single series; (ii) par value: R $ 50,000,000.00 (fifty million reais) in the respective Issue Date, as defined below ("Unit Face Value"); (iii) Total amount of the issue: R $ 500,000,000.00 (five hundred million reais); (iv) form and ownership of proof: the Promissory Notes will be issued in physical form, and will be held in custody with the institution hired to provide custodian services for physical custody of the Promissory Notes ("Custodian"), and, for all legal purposes, ownership of the Promissory Notes shall be evidenced by the possession of cartouches. The promissory notes issued circulated by endorsement in black, with no guarantee of mere transfer of ownership. In addition, it will be recognized as proof of ownership the statement issued by CETIP SA - Organized Markets ("CETIP") on behalf of the holder of the promissory note to the Securities electronically deposited at CETIP; (v) date of issue: the date of issue of securities shall be the date of their actual subscription and payment ("Issue Date"); (vi) maturity of the Promissory Notes: maturity of the Securities will occur in up to 180 (one hundred eighty) days from the Issue Date of the Notes, subject to the possibility of eventual rescue Optional Early or possible early maturity, provided that all Promissory Notes shall have the same expiration date ("Expiration Date"); (vii) subscription price: the Promissory Notes will be paid in cash upon subscription, in Brazilian currency, in accordance with the settlement rules applicable to CETIP;

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(viii) distribution and trading: the Promissory Notes shall be paid (i) for distribution in the primary market and subscribed according to CETIP's procedures, exclusively through the MDA - Asset Distribution Module ("MDA"), managed and operated by CETIP, with the financially settled distribution in accordance with the procedures of CETIP; and (ii) for trading in the secondary market through the CETIP21 Module - Securities, managed and operated by CETIP, and negotiations financially settled and the Notes electronically deposited at CETIP. Concurrently with the settlement, the Securities will be deposited in the name of the holder in the Electronic Custody System CETIP. The Securities will be subject to public distribution with restricted distribution, under the firm guarantee of placement, to be provided by an institution of the distribution system of securities, leader of the tight supply of Promissory Notes ("Lead Underwriter") having as target professional investors, as defined under Article 9a of CVM Instruction No. 539, of November 13, 2013, as amended; (ix) payment of the Promissory Notes: on the Unit Face Value of the Promissory Notes will focus interest corresponding to 100% (one hundred percent) of the cumulative percentage change in the average daily rates of the DI - Interbank Deposits for one day, over extra group, expressed as a percentage per year of 252 (two hundred and fifty two) business days, calculated and published daily by CETIP in the daily bulletin available on its website (http://www.cetip.com.br), plus spread or surcharge of 1.49% (one point forty-nine percent) per year of 252 (two hundred and fifty two) business days, calculated exponentially and cumulatively, pro rata from the Issue Date until the date of effective payment ("Compensatory Interest") considering the criteria set out in the "Formula Notebook Commercial Notes and Bonds - CETIP21" available for consultation on the website http://www.cetip.com.br, reproduced in the Promissory Notes; (x) frequency of payment of remuneration: in a single installment, together with the Unit Face Value, at the time of ordinary maturity or early redemption of each promissory notes or on the date of Early Redemption Optional; (xi) updating of nominal value: there will be no update of the face value of the Promissory Notes; (xii) acceleration: the Promissory Notes may be automatically and early maturity, and liabilities of the Issuer the payment of the Unit Face Value, plus the Remuneration Interest and other charges, calculated pro rata from the Issue Date until the date of payment of declared Promissory Notes matured, the occurrence of events to be laid down in their cartouches, and subject to the procedures willing them;

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(xiii) early redemption: the Promissory Notes may be redeemed at any time, in whole or in part, by a decision of the Issuer, unilaterally, in accordance with CVM Instruction 566/15, paragraph 3 of Article 5, upon payment (a1) of the Unit Face Value plus Remuneration Interest calculated pro rata from the Issue Date until the date of effective redemption ("Outstanding balance") and (a2) prize equivalent to (a) 0.20% (twenty per cent) flat if such early redemption occurs within 90 (ninety) days (inclusive) after the Issue Date or (b) 0.15% (fifteen per cent) flat if such early redemption occurs after 90 ( ninety) days (inclusive) after the Issue Date, applied to the Debtor Balance calculated in accordance with item "a1" above ("Early Redemption"), as follows: (1) (a) holders of the Notes should be communicated with at least five (5) business days prior to the redemption (Y) through correspondence sent by the Issuer to holders of the Notes or (Z) by means of publication of notice to the holders of the Notes in the papers indicated in cartouche of the Promissory Note and (b) CETIP should be communicated with at least two (2) business days prior to the redemption, and such notice shall inform (I) the date of early redemption, (ii) the place of achievement, (iii) the redemption procedure, (IV) value forecast to be redeemed and (v) any other information necessary to the operation of early redemption; (2) possible partial early redemption shall be carried out by means raffle or auction, pursuant to paragraph 5 of Article 5 of CVM Instruction 566/15; and (3) the settlement of the Optional Early Redemption follow the operating procedures provided by CETIP for Promissory Notes that are deposited electronically at CETIP. All stages of the validation process of the early redemption, such as enabling the Promissory Note holders and the qualification and validation of the number of Securities to be redeemed by the holder, will be conducted outside the scope of CETIP; (xiv) placing additional lot and allotment: there will be placing additional lot and allotment of Promissory Notes; (xv) late charges: in case of lateness in payment of any amount due under the promissory notes, the amounts in arrears will be subject to (1) fine conventional moratorium, irreducible and non-compensatory nature of 2% (two percent) of the amount due and unpaid; and (2) the non-compensatory arrears interest calculated from the date of default to the date of actual payment at the rate of 1% (one percent) per month or month fraction on the amount due and unpaid, regardless of notice, notification or judicial or extrajudicial;

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(xvi) extension of time limits: the payment dates of any obligation of the Issuer under the Securities until the first business day consider will be automatically extended if the related obligation due date coincides with a day when there is not expedient commercial or bank in the City of São Paulo, State of Sao Paulo, without any increase in the amounts to be paid, except in cases with payments to be made through CETIP, in which case there will only be extended when the date of payment of the obligation match with Saturday, Sunday or public holiday declared a national; (xvii) guarantees: the Promissory Notes will not count with personal guarantees or any collateral; (xviii) the place of payment: payments related to the Promissory Notes shall be made in accordance with the procedures adopted by CETIP, when the Promissory Note is deposited electronically at CETIP, or the Issuer's headquarters, or even, in accordance with the procedures adopted the agent bank ("Agent Bank"), where the promissory note is not filed electronically at CETIP; and (xix) allocation of resources: the proceeds of the Issue will be fully used to strengthen the working capital of the Issuer.

5.2 Delegation of Authority to the Board of the Issuer authorizes the Board and other legal representatives of the Issuer to, on behalf of the Issuer, (i) hiring institution member of the securities distribution system to play the intermediary institution function of leading the public offering with restricted distribution efforts of the Promissory Notes; (ii) hire service providers for the Issue, such as the Agent Bank, Custodian of the physical custody of the Promissory Notes, legal advisors, among others; (iii) negotiate and define all the specific terms and conditions of the Issue and the Offer that were not subject to the approval of this meeting of the Board of Directors, in particular the terms and conditions of acceleration; (iv) execute all documents, including but not limited to the cartouches and placing contract and distribution of the Securities; and (v) take all actions necessary to effect the Issue and the Offer. To ratify all acts relating to the Offer have been previously performed by the Board and other legal representatives of the Issuer.

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6.         APPROVAL AND SIGNATURE OF THESE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 17 December 2015. Signatures: Chairman – Arnaud Strasser; Secretary – Ana Paula Tarossi. Jean-Charles Naouri (p.p. Arnaud Strasser), Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima e Yves Desjacques.

Ana Paula Tarossi

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 17, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.